UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Summary of Business Report for Fiscal Year 2025

On March 13, 2026, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the fiscal year ended December 31, 2025 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary following the spin-off of Kookmin Bank’s credit card business unit.

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	October 10, 2012

Added KB Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

•	August 4, 2023

Merged KB Bank Cambodia Plc. with and into PRASAC Microfinance Institution Plc.; renamed the merged entity KB PRASAC BANK PLC. and converted it into a commercial bank

•	October 5, 2023

Transferred KB Golden Life Care Co., Ltd. from being a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

•	December 13, 2023

Added Teamwink Inc. as a second-tier subsidiary (renamed to KBFintech Co., Ltd. on October 14, 2024)

•	June 3, 2024

Added KB Fund Partners as a second-tier subsidiary following the split-off of Kookmin Bank’s fund services business unit

•	June 5, 2024

Renamed PT Valbury Capital Management to PT KB Valbury Asset Management

•	December 19, 2024

Merged KB Daehan Specialized Bank Plc. with i-Finance Leasing Plc.

•	February 18, 2025

Renamed KB Fina Joint Stock Company to KB Fina Company Limited

•	August 11, 2025

Renamed PT Bank KB Bukopin, Tbk. to PT Bank KB Indonesia, Tbk.

1.3.	Overview of the Business Group

(As of December 31, 2025)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	PT Bank KB Indonesia, Tbk.(1)	Kookmin Bank	Listed (Overseas)
	Kookmin Bank (China) Limited	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB PRASAC BANK PLC	Kookmin Bank	Not listed (Overseas)
	KB Fund Partners	Kookmin Bank	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	KB Securities Vietnam Joint Stock Company	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV.	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	U-KB Credit No.1 Private Equity I	KB Securities	Not listed
	KB-SBI Global Strategic Capital Fund	KB Securities	Not listed
	KB FINA Company Limited	KB Securities	Not listed (Overseas)
	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB-LB Middle Market Enterprises Innovation Private Equity Fund	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund I	KB Securities	Not listed
	KB-Novus Genesis Private Equity Fund	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund II	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo Customer & Service	KB Insurance	Not listed
	Leading Insurance Services, Inc	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd	KB Insurance	Not listed (Overseas)

	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Credit Information Co., Ltd.	KB Kookmin Card	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd	KB Life Insurance	Not listed
	KB Golden Life Care Co., Ltd.	KB Life Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	PT KB Valbury Asset Management	KB Asset Management	Not listed (Overseas)
	KB Co-investment 1st Private Equity Fund	KB Asset Management	Not listed
	KB Mezzanine Capital 4th Private Equity Fund	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd	KB Capital	Not listed (Overseas)
	PT. Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KBFintech Inc.	KB Capital	Not listed
	FineKB Private Equity Fund No.1	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund No.1	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Fund I	KB Investment	Not listed
	FineKB Private Equity Fund No.2	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)

3rd Tier Subsidiaries	PT KB Bukopin Finance	PT Bank KB Indonesia, Tbk.	Not listed (Overseas)
	PT Bank KB Bukopin Syariah	PT Bank KB Indonesia, Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes: (1)	PT Bank KB Bukopin, Tbk. changed its name to PT Bank KB Indonesia, Tbk. on August 11, 2025.

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2025)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)
May 15, 2025	Common Stock	12,066,320	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2025)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	36,649,434	—	36,649,434	—
1. Capital Reduction	—	—	—	—
2. Cancellation	36,649,434	—	36,649,434	Cancellation of Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2025 (C=A-B)	381,462,103	—	381,462,103	—
Treasury Shares (D)	22,874,381	—	22,874,381	—
Shares Outstanding (C-D)	358,587,722	—	358,587,722	—
Treasury Share Holding Ratio	6.0%	—	6.0%	—

Notes: (1)

The 36,649,434 cancelled shares above are within the limits of profit available for dividend payment, and as such, there will be no change in paid-in capital although the total number of issued shares will decrease.

1.4.2. Voting Rights

(As of December 31, 2025)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	381,462,103	—
	Preferred shares	—	—
Shares without voting rights	Common shares	22,874,381
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	358,587,722	—
	Preferred shares	—	—

Notes: (1)

On April 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on April 28, 2025, and completed such acquisition on June 30, 2025, acquiring a total of 3,047,395 treasury shares. The Company canceled the acquired treasury shares on January 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2025.

(2)

On July 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on July 25, 2025, and completed such acquisition on December 26, 2025 acquiring a total of 5,564,253 treasury shares. The Company canceled the acquired treasury shares on January 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2026.

(3)

On February 5, 2026, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 6, 2025. Such treasury shares are scheduled to be cancelled upon completion of the acquisition. [Please note that these shares are not included in the number of “Shares without voting rights” as of December 31, 2025 above.]

1.5.	Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com).

The Company’s goal is to maintain a target ROE of 10% or above, as it strives to improve profitability by enhancing its RoRWA, thereby strengthening its intrinsic corporate value.

The Company also seeks to maintain a target CET1 ratio of 13% or above. It aims to carefully manage its RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

The Company plans to execute its shareholder return policy in two phases. In the first phase, it will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of its CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, the Company will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of its CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

KB Financial Group’s progress report on its Sustainable Value-up Plan is available on its website (www.kbfg.com).

1.5.1. Dividend Confirmation and Record Date Schedule

Items	Fiscal Year-End	Dividend Payment Status	Dividend Amount Confirmation Date	Record Date
Quarterly Dividend	March 2023	Yes	April 27, 2023	March 31, 2023
Quarterly Dividend	June 2023	Yes	July 25, 2023	June 30, 2023
Quarterly Dividend	September 2023	Yes	October 24, 2023	September 30, 2023
Annual Dividend	December 2023	Yes	March 22, 2024	February 29, 2024
Quarterly Dividend	March 2024	Yes	April 25, 2024	March 31, 2024
Quarterly Dividend	June 2024	Yes	July 23, 2024	June 30, 2024
Quarterly Dividend	September 2024	Yes	October 24, 2024	September 30, 2024
Annual Dividend	December 2024	Yes	March 26, 2025	February 28, 2025
Quarterly Dividend	March 2025	Yes	May 12, 2025	May 12, 2025
Quarterly Dividend	June 2025	Yes	August 11, 2025	August 11, 2025
Quarterly Dividend	September 2025	Yes	November 14, 2025	November 14, 2025
Annual Dividend	December 2025	Yes	March 26, 2026	February 27, 2026

Notes: (1)

The dividend amount confirmation dates refer to the date at which both the resolution of the relevant body (the Annual General Meeting of Shareholders or the Board of Directors) and the dividend record date have occurred.

(2)

With respect to annual dividends, the record date was decided through a resolution of the Board of Directors and announced two weeks in advance. With respect to quarterly dividends: (i) following an amendment to the Articles of Incorporation on March 26, 2025, the record date was decided through a resolution of the Board of Directors within 45 days of the end of the quarter and announced two weeks in advance; and (ii) prior to the amendment of the Articles of Incorporation, the record date was designated to be the end of March, June and September.

(3)	The 2025 annual dividend is subject to change based on the approval process at the Annual General Meeting of Shareholders.

1.5.2. Key Dividend Indicators

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2025 to December 31, 2025(1)	January 1, 2024 to December 31, 2024(2)	January 1, 2023 to December 31, 2023(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		5,833,162	5,078,221	4,594,835
(Consolidated) Earnings per share (Won)		15,410	12,880	11,483
Total cash dividends		1,577,774	1,198,257	1,173,937
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		27.0	23.6	25.5
Cash dividend yield (%)	Common shares	3.2	3.5	4.9
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	4,367	3,174	3,060
	—	—	—	—
Stock dividend per share	Common shares	—	—	—
	—	—	—	—

Notes:	(1)

Includes a quarterly dividend amount of Won 334,339 million (Won 912 per common share) in the first quarter of fiscal year 2025, a quarterly dividend amount of Won 334,652 million (Won 920 per common share) in the second quarter of fiscal year 2025, a quarterly dividend amount of Won 335,016 million (Won 930 per common share) in the third quarter of fiscal year 2025, and an annual dividend amount of Won 573,768 million (Won 1,605 per common share) for fiscal year 2025.

(2)

Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) in the second quarter of fiscal year 2024, a quarterly dividend amount of Won 299,886 million (Won 795 per common share) in the third quarter of fiscal year 2024, and an annual dividend amount of Won 298,285 million (Won 804 per common share) for fiscal year 2024.

(3)

Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share) for fiscal year 2023.

1.6.	Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 26, 2025.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Reason for Change
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors

March 26, 2025	Annual General Meeting of Shareholders for Fiscal Year 2024	(i) Additional items designated as matters to be determined through a resolution of the Board of Directors, (ii) the establishment of an internal control committee within the Board of Directors, and (iii) allowing the determination of record dates for quarterly dividends through a resolution of the Board of Directors, through the amendment of articles 14, 20-2, 44, 48, 51, 52, 56, 59 and 60.	Establishment of an internal control committee in accordance with amendments to the Act on Corporate Governance of Financial Companies, and the establishment of a basis for determining the record date for quarterly dividends through a resolution of the Board of Directors in accordance with amendments to the Financial Investment Services and Capital Markets Act.

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net interest income	13,073,093	12,826,714	12,180,860
Interest income	29,156,100	30,491,385	29,142,024
Interest expense	(16,083,007)	(17,664,671)	(16,961,164)
Net fee and commission income	4,098,287	3,849,627	3,673,524
Fee and commission income	5,773,521	5,481,843	5,368,074
Fee and commission expense	(1,675,234)	(1,632,216)	(1,694,550)
Insurance service result	1,303,373	1,649,761	1,446,852
Insurance income	12,376,546	11,456,191	11,005,471
Insurance expense	(11,073,173)	(9,806,430)	(9,558,619)
Net gains on financial assets/liabilities at fair value through profit or loss	3,380,205	1,012,081	2,163,065
Other insurance finance expenses	(1,026,721)	(437,001)	(572,476)
Net other operating expenses	(2,883,075)	(1,873,011)	(2,712,989)
General and administrative expenses	(7,064,573)	(6,938,624)	(6,647,406)
Operating profit before provision for credit losses	10,880,589	10,089,547	9,531,430
Provision for credit losses	(2,362,878)	(2,044,286)	(3,146,409)
Net operating profit	8,517,711	8,045,261	6,385,021

Notes: (1) Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	375,826,777	2.07	48.43	359,346,604	2.45	48.87	337,478,959	2.53	48.52
	Certificate of deposit	10,813,731	2.99	1.39	11,148,293	3.84	1.52	10,417,992	4.07	1.50
	Borrowings	35,428,675	2.67	4.57	32,774,664	3.47	4.46	32,807,456	3.38	4.72
	Call money	1,885,958	2.65	0.24	1,747,858	3.43	0.24	1,384,033	3.52	0.20
	Debentures	61,625,699	3.50	7.94	58,497,966	3.67	7.96	56,245,329	3.34	8.09
	Others	28,701,227	3.23	3.70	24,034,767	4.09	3.26	21,767,083	4.49	3.13

Subtotal		514,282,067	2.37	66.27	487,550,152	2.78	66.31	460,100,852	2.82	66.16

Foreign Currency	Deposits	40,646,841	3.34	5.24	37,798,747	4.12	5.14	35,675,306	3.97	5.13
	Borrowings	17,858,282	3.77	2.30	18,638,964	4.60	2.54	21,094,988	4.3	3.03
	Call money	2,007,760	4.61	0.26	1,796,999	5.16	0.24	1,348,423	4.76	0.19
	Debentures	15,507,931	3.11	2.00	14,573,073	3.29	1.98	12,884,157	3.31	1.85
	Others	1,558,313	3.83	0.20	1,166,042	4.38	0.16	1,067,253	3.51	0.15

Subtotal		77,579,127	3.44	10.00	73,973,825	4.11	10.06	72,070,127	3.96	10.35

Others	Total shareholders’ equity	61,917,273	—	7.98	59,062,845	—	8.03	56,740,649	—	8.16
	Allowances	966,209	—	0.12	1,530,852	—	0.21	1,055,315	—	0.15
	Others	121,265,897	—	15.63	113,145,013	—	15.39	105,610,633	—	15.18

Subtotal		184,149,379	—	23.73	173,738,710	—	23.63	163,406,597	—	23.49

Total		776,010,573	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes: (1) Based on K-IFRS (on a consolidated basis).

(2)

The figures for the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	16,153,833	0.63	2.08	15,397,433	0.83	2.09	14,595,696	1.04	2.10
	Securities	191,925,827	2.54	24.73	180,330,525	3.22	24.53	166,163,329	3.27	23.89
	Loans	410,776,360	4.19	52.93	390,097,807	4.67	53.06	369,004,854	4.82	53.05
	Guarantee payments under payment guarantee	8,879	1.44	—	5,835	0.99	—	5,114	0.81	—
	Call loan	193,442	2.70	0.02	264,716	3.56	0.04	286,735	3.62	0.04
	Private placement corporate bonds	1,595,705	4.56	0.21	1,127,090	5.79	0.15	1,161,338	3.08	0.17
	Credit cards	23,257,459	7.79	3.00	23,320,536	8.12	3.17	22,738,818	7.95	3.27
	Others	4,663,752	15.62	0.61	3,829,387	17.76	0.53	3,235,831	18.40	0.47
	Allowance	(4,232,385)	—	(0.55)	(4,193,334)	—	(0.57)	(3,559,486)	—	(0.51)

Subtotal		644,342,872	3.85	83.03	610,179,995	4.39	83.00	573,632,229	4.51	82.48

Foreign Currency	Due from banks	10,736,415	2.44	1.38	9,494,397	2.92	1.29	8,868,559	2.39	1.27
	Securities	25,475,873	5.55	3.28	23,085,246	5.60	3.14	22,373,470	4.81	3.22
	Loans	37,399,936	6.97	4.82	37,007,504	7.60	5.03	36,723,273	7.48	5.28
	Call loan	6,541,166	4.31	0.84	6,018,342	5.33	0.82	6,393,291	5.19	0.92
	Bills bought	1,837,372	4.73	0.24	1,979,563	5.52	0.27	2,047,390	5.58	0.29
	Allowance	(1,675,021)	—	(0.22)	(1,515,396)	—	(0.21)	(1,319,579)	—	(0.19)
	Others	2,571,127	—	0.34	2,346,259	—	0.32	2,742,464	—	0.39

Subtotal		82,886,868	5.71	10.68	78,415,915	6.23	10.66	77,828,868	5.84	11.18

Others	Cash	1,466,760	—	0.19	1,576,791	—	0.21	1,681,170	—	0.24
	Fixed assets held for business	9,107,641	—	1.17	9,391,370	—	1.28	8,788,637	—	1.26
	Others	38,206,432	—	4.93	35,698,616	—	4.85	33,646,672	—	4.84

Subtotal		48,780,833	—	6.29	46,666,777	—	6.34	44,116,479	—	6.34

Total		776,010,573	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes: (1) Based on K-IFRS (on a consolidated basis).

(2)

The figures for the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	57,824	56,849	53,744
Risk-weighted assets (B)	356,996	345,981	321,319
BIS ratio (A/B)	16.20%	16.43%	16.73%

Notes:	(1) Calculated in accordance with Basel III.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	41,605	40,574	39,040
Risk-weighted assets (B)	240,740	234,436	215,962
BIS ratio (A/B)	17.28	17.31	18.08

Notes:	(1) Calculated in accordance with Basel III.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Net operating capital (A)	5,140	5,397	5,058
Total amount at risk (B)	3,184	3,176	2,934
Maintenance equity margin (C)	136	134	134
Net capital ratio (A-B)/(C)	1,442.13%	1,654.45%	1,582.09%
Capital surplus (A-B)	1,956	2,221	2,124

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Available capital (A)	12,191	11,319	11,669
Required capital (B)	6,369	6,072	5,404
Capital Adequacy ratio (A/B)(2)	192.42%	186.42%	215.94%

Notes:	(1) The figures as of December 31, 2025 are preliminary and subject to an amended disclosure with finalized amounts by March 2026.

(2)	Since 2023, the capital adequacy system is calculated based on the Korean Insurance Capital Standard (“K-ICS”) system.

2.3.2. Overseas Credit Ratings

(As of December 31, 2025)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
1/19/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2023	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2/28/2024	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/18/2024	Debentures	AAA	NICE Investors Service (AAA ~ D)

10/18/2024	Commercial Paper	A1	NICE Investors Service (A1 ~ D)

10/21/2024	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

10/21/2024	Commercial Paper	A1	KIS Ratings (A1 ~ D)

11/6/2024	Commercial Paper	A1	Korea Ratings (A1 ~ D)

1/9/2025	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/22/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/21/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Ratings (AAA ~ D)

2/24/2025	Debentures	AAA	KIS Ratings (AAA ~ D)

3/20/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/23/2025	Debentures	AAA	KIS Ratings (AAA ~ D) / NICE Investors Ratings (AAA ~ D)

4/24/2025	Debentures	AAA	Korea Ratings (AAA ~ D)

5/20/2025	Debentures	AAA	KIS Ratings (AAA ~ D)

5/22/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Ratings (AAA ~ D)

6/24/2025	Commercial Paper	A1	NICE Investors Ratings (A1 ~ D)

6/26/2025	Commercial Paper	A1	KIS Ratings (A1 ~ D)

6/27/2025	Commercial Paper	A1	Korea Ratings (A1 ~ D)

12/12/2025	Commercial Paper	A1	NICE Investors Ratings (A1 ~ D)

12/12/2025	Commercial Paper	A1	KIS Ratings (A1 ~ D)

12/18/2025	Commercial Paper	A1	Korea Ratings (A1 ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
Kookmin Bank	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647
	January 20, 2026	550

2.3.5. Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2026 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, a slowdown in the rate of economic growth, lower consumer confidence and subdued domestic consumption, stock market and real estate market volatility, uncertainties surrounding the prospects of the AI industry, rising loan delinquency rates in Korea and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of the imposition of significant tariffs by the United States on its trading partners and other escalations in trade protectionism globally, changes in the global policies of the United States, the ongoing military conflicts in the Middle East (between Iran and other countries, including the United States and Israel) and between Russia and Ukraine, and accelerating de-globalization trends.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Cash and due from financial institutions	34,776,877	29,869,111	29,836,311
Financial assets at fair value through profit or loss	89,862,530	79,450,093	77,038,267
Derivative financial assets	8,178,056	11,730,767	6,157,628
Loans measured at amortized cost	491,978,044	472,071,840	444,805,287
Financial investments	134,986,677	131,009,464	122,199,529
Investments in associates and joint ventures	1,137,184	947,390	722,222
Insurance assets	271,152	276,191	229,640
Reinsurance assets	1,515,854	1,497,147	1,642,432
Property and equipment	5,133,801	5,390,015	4,945,699
Investment property	3,224,180	3,759,176	4,109,784
Intangible assets	1,609,427	1,966,684	1,950,858
Net defined benefit assets	353,366	258,500	374,090
Current income tax assets	388,589	339,855	244,317
Deferred income tax assets	193,034	278,824	274,225
Assets held for sale	174,919	136,838	208,230
Assets of a disposal group held for sale	94,215	—	—
Other assets	24,045,128	18,863,637	20,986,897

Total assets	797,923,033	757,845,532	715,725,416

Financial liabilities at fair value through profit or loss	11,320,590	10,720,231	10,920,435
Derivative financial liabilities	8,234,289	11,783,494	6,210,639
Deposits	462,397,026	435,687,897	406,512,434
Borrowings	70,728,396	68,077,012	69,583,561
Debentures	80,049,270	76,171,257	69,176,668
Insurance contract liabilities	56,790,030	55,863,701	50,617,990
Reinsurance contract liabilities	59,648	56,266	36,030
Provisions	1,264,390	927,632	1,444,418
Net defined benefit liabilities	100,088	100,187	81,869
Current income tax liabilities	610,484	530,720	145,335

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Deferred income tax liabilities	1,819,080	1,682,292	2,094,912
Liabilities of a disposal group held for sale	68,290	—	—
Other liabilities	43,651,463	36,429,662	40,264,935

Total liabilities	737,093,044	698,030,351	657,089,226

Equity attributable to shareholders of the parent company	59,048,211	57,888,952	56,692,684
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	4,359,388	5,082,578	5,032,803
Capital surplus	16,633,518	16,646,734	16,647,916
Accumulated other comprehensive income (loss)	(467,456)	496,922	2,152,644
Retained earnings	38,333,741	34,808,220	31,934,600
Treasury shares	(1,901,538)	(1,236,060)	(1,165,837)
Non-controlling interests	1,781,778	1,926,229	1,943,506

Total equity	60,829,989	59,815,181	58,636,190

Total liabilities and equity	797,923,033	757,845,532	715,725,416

Number of companies included as consolidated entities	376	347	371

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net interest income	13,073,093	12,826,714	12,180,860
Interest income	29,156,100	30,491,385	29,142,024
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	27,682,743	29,001,556	27,705,759
Interest income from financial instruments at fair value through profit or loss	1,436,152	1,458,512	1,415,366
Insurance finance interest income	37,205	31,317	20,899
Interest expense	(16,083,007)	(17,664,671)	(16,961,164)
Interest expense	(14,578,519)	(16,186,914)	(15,426,706)
Insurance finance interest expense	(1,504,488)	(1,477,757)	(1,534,458)
Net fee and commission income	4,098,287	3,849,627	3,673,524
Fee and commission income	5,773,521	5,481,843	5,368,074
Fee and commission expense	(1,675,234)	(1,632,216)	(1,694,550)
Insurance service result	1,303,373	1,649,761	1,446,852
Insurance income	12,376,546	11,456,191	11,005,471
Insurance income	11,651,881	11,017,155	10,322,356
Reinsurance income	724,665	439,036	683,115
Insurance expense	(11,073,173)	(9,806,430)	(9,558,619)
Insurance service expense	(10,213,199)	(8,884,168)	(8,720,568)
Reinsurance expense	(859,974)	(922,262)	(838,051)
Net gains on financial assets/liabilities at fair value through profit	3,380,205	1,012,081	2,163,065
Other insurance finance income (expenses) from contract held	(1,026,721)	(437,001)	(572,476)
Net other operating expenses	(2,883,075)	(1,873,011)	(2,712,989)
General and administrative expenses	(7,064,573)	(6,938,624)	(6,647,406)
Operating income before provision for credit losses	10,880,589	10,089,547	9,531,430
Provision for credit losses	(2,362,878)	(2,044,286)	(3,146,409)
Net operating income	8,517,711	8,045,261	6,385,021
Net non-operating income (expenses)	(334,565)	(1,060,014)	(264,870)
Share of profit (loss) of associates and joint ventures	26,852	(16,884)	33,110
Net other non-operating income (expenses)	(361,417)	(1,043,130)	(297,980)
Profit before income tax expense	8,183,146	6,985,247	6,120,151
Income tax expense	(2,342,431)	(1,956,641)	(1,593,817)
Profit for the period	5,840,715	5,028,606	4,526,334
Other comprehensive income (loss) for the period, net of tax	(960,417)	(1,622,712)	1,171,144
Items that will not be reclassified to profit or loss:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Remeasurements of net defined benefit liabilities	28,017	(85,375)	(72,170)
Share of other comprehensive income (loss) of associates and joint ventures			(2)
Gains (losses) on equity securities at fair value through other comprehensive income	124,513	(254,864)	69,605
Fair value changes of financial liabilities designated at fair value through profit (loss) due to own credit risk	(3,222)	(5,514)	(52,863)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(28,814)	582,872	317
Gains (losses) on debt securities at fair value through other comprehensive income	(1,992,733)	1,468,299	3,304,471
Share of other comprehensive income of associates and joint ventures	2,018	165	26
Gains (losses) on cash flow hedging instruments	(289,508)	34,741	53,923
Gains (losses) on hedging instruments of net investments in foreign operations	39,631	(186,708)	(14,659)
Insurance finance income (expenses)	1,159,681	(3,176,328)	(2,117,504)
Total comprehensive income for the period	4,880,298	3,405,894	5,697,478
Profit attributable to:
Shareholders of the parent company	5,833,162	5,078,221	4,594,835
Non-controlling interests	7,553	(49,615)	(68,501)
Total comprehensive income for the period attributable to:
Shareholders of the parent company	4,878,528	3,419,852	5,772,352
Non-controlling interests	1,770	(13,958)	(74,874)
Earnings per share
Basic earnings per share (Won)	15,410	12,880	11,483
Diluted earnings per share (Won)	15,261	12,726	11,218

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Cash and due from financial institutions	974,585	398,391	256,337
Financial assets at fair value through profit or loss	1,251,607	1,243,471	1,376,423
Loans measured at amortized cost	349,112	359,054	608,286
Investments in subsidiaries	26,867,817	26,867,817	26,717,817
Property and equipment	2,896	2,800	3,080
Intangible assets	13,207	14,497	15,954
Net defined benefit assets	3,058	2,902	3,694
Deferred income tax assets	9,354	5,257	4,492
Other assets	1,381,504	912,634	542,815

Total assets	30,853,140	29,806,823	29,528,898

Borrowings	—	965,000	100,000
Debentures	4,520,297	2,962,032	3,871,820
Current income tax liabilities	544,056	502,705	104,299
Other liabilities	853,551	388,528	410,704

Total liabilities	5,917,904	4,818,265	4,486,823

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	4,359,256	5,082,359	5,032,518
Capital surplus	14,751,591	14,754,475	14,754,747
Accumulated other comprehensive loss	(8,601)	(8,316)	(6,809)
Retained earnings	5,643,970	4,305,542	4,336,898
Treasury Shares	(1,901,538)	(1,236,060)	(1,165,837)

Total equity	24,935,236	24,988,558	25,042,075

Total liabilities and equity	30,853,140	29,806,823	29,528,898

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net interest expense	(86,201)	(62,371)	(64,853)
Interest income	31,879	38,702	35,127
Interest income from financial instruments at amortized cost	28,534	35,860	31,932
Interest income from financial instruments at fair value through profit or loss	3,345	2,842	3,195
Interest expense	(118,080)	(101,073)	(99,980)
Net fee and commission expense	(6,934)	(7,247)	(10,387)
Fee and commission income	2,134	2,213	2,585
Fee and commission expense	(9,068)	(9,460)	(12,972)
Net gains on financial assets at fair value through profit or loss	76,649	91,892	108,399
Net other operating income	3,778,449	2,243,253	2,192,385
General and administrative expenses	(102,905)	(95,655)	(92,603)
Operating profit before provision for credit losses	3,659,058	2,169,872	2,132,941
Reversal of (provision for) credit losses	56	773	(546)
Operating profit	3,659,114	2,170,645	2,132,395
Net non-operating income (expense)	(795)	10	4,606
Profit before income tax	3,658,319	2,170,655	2,137,001
Income tax income (expense)	(686)	(58)	(15,757)
Profit for the year	3,657,633	2,170,597	2,121,244
Other comprehensive income (loss) for the year, net of tax	(285)	(1,507)	(962)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(285)	(1,507)	(962)

Total comprehensive income for the year	3,657,348	2,169,090	2,120,282

Earnings per share
Basic earnings per share (Won)	9,456	5,203	5,042
Diluted earnings per share (Won)	9,364	5,142	4,929

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Current assets in Won (A)	1,535,482	592,591	656,555
Current liabilities in Won (B)	500,481	383,862	255,693
Liquidity ratio (A/B)	306.80%	154.38%	256.77%

Notes: (1)	Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net income as a percentage of average total assets (ROA)	0.75	0.68	0.64
Net income as a percentage of average shareholders’ equity (ROE)	9.93	8.87	8.32

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2025)

(Unit: in billions of Won)
Company	Credit Extended
HD Hyundai Heavy Industries Co., Ltd.	1,870
NH-Amundi Asset Management Co., Ltd.	1,657
Samsung Electronics Co., Ltd.	1,604
KB Kookmin Card Co., Ltd	1,416
Samsung Heavy Industries Co., Ltd.	1,337
Samsung SDI Co., Ltd..	1,139
SK on Co., Ltd.	1,051
Construction Guarantee	1,042
E-MART Inc.	1,007
Hanwha Solutions Corporation	997
Harim Industrial Co., Ltd.	942
LS MnM Inc.	917
Strada Holdco L.P.	912
Samsung Card Co., Ltd.	865
LG Energy Solution, Ltd.	855
POSCO INTERNATIONAL Corporation	843
Shinhan Card Co., Ltd.	841
SK Innovation Co., Ltd.	817
SK hynix Inc.	810
Hanwha Corporation	783

Total	21,704

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2025)

(Unit: in billions of Won)
Group	Credit Extended
SK	5,861
Hyundai Motor	3,638
Samsung	6,723
Lotte	3,391
LG	2,200
Hanhwa	4,656
POSCO	1,647
GS	1,229
Hanjin	503
Shinsegae	1,509

Total	31,356

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2025)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	63,373	27.2
Construction	4,463	1.9
Real estate activities	61,035	26.2
Wholesale and retail trade	32,060	13.8
Accommodation and food service activities	11,841	5.1
Financial activities	10,632	4.6
Others	49,387	21.2

Total	232,792	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2025)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	37	36
Borrower B	Real estate activities	35	10
Borrower C	Wholesale and retail trade	17	14
Borrower D	Real estate activities	15	3
Borrower E	Manufacturing	10	6
Borrower F	Construction	10	10
Borrower G	Information and communications	9	9
Borrower H	Real estate activities	9	—
Borrower I	Real estate activities	8	1
Borrower J	Manufacturing	8	2
Borrower K	Construction	7	3
Borrower L	Manufacturing	7	7
Borrower M	Wholesale and retail trade	7	3
Borrower N	Information and communications	7	1
Borrower O	Accommodation and food service activities	7	2
Borrower P	Wholesale and retail trade	7	4
Borrower Q	Water supply; sewage, waste management, materials recovery	7	3
Borrower R	Manufacturing	6	6
Borrower S	Construction	6	—
Borrower T	Construction	6	6

-	-	223	126

3.4.	Other Financial Information

The Company’s audited consolidated and separate financial statements are available on its website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won, hours)
Period	Auditor	Activity	Agreed Per Contract		Actual
			Compensation	Estimated Hours	Compensation	Accrued Hours
January 1 to December 31, 2025	Samil Pricewaterhouse Coopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,333	11,600	1,333	10,634
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation
January 1 to December 31, 2025	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2025 to April 30, 2026	827
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the Company’s external auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2025, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Internal Control Committee;

•	Non-Executive Director Nominating Committee;

•	Chairman Nominating Committee;

•	Subsidiaries’ Representative Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of December 31, 2025.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Sun Yeop Kim) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons	Total compensation approved at shareholders’ meeting	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

5.3.2. Total Amount of Compensation Paid

(As of December 31, 2025)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	1,965	224	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2025.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2025.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2025, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of December 31, 2025)			(Unit: in millions of Won)
	Total number of persons	Total payment	Average payment per person	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	1,271	718	—
Non-executive Directors (excluding Audit Committee members)	3	299	100	—
Audit Committee members	4	395	99	—
Internal Auditor	—	—	—	—

5.4.	Top 5 Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2025)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation
Jong Hee Yang	Chairman & CEO	1,890

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 3,326 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 880 shares. The actual payment amounts will be finalized based on the fair market value as of each payment date.

-  Long-term performance-based payment (18,516 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2023 to November 20, 2026.

Bong Joong Kwon	Senior Managing Director and Head of the IR Division	1,390

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,516 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 2,860 shares. The actual payment amounts will be finalized based on the fair market value as of each payment date.

Seung Ho Kang	Head of Secretariat	536

Dae Hwan Lim	Executive Vice President and Chief Compliance Officer	524

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 994 shares. The actual payment amounts will be finalized based on the fair market value as of each payment date.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Hee Yang	Earned income	Salary	900

-  A monthly salary was paid in equal monthly installments in accordance with the amount of annual salary determined through a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (including allowances for business expenses of Won 400 million.)

		Bonus	988

-  The bonus paid in 2025 consisted of Won 602 million in short-term performance-based compensation and Won 386 million in long-term performance-based compensation

-  Regarding short-term performance-based compensation, for the period prior to the appointment as the CEO and Chairman (Jan. 1, 2023 – Nov. 20, 2023), the second deferred installment of 831 shares (Won 105 million) and the third deferred installment of 1,019 shares (Won 128 million) from 2022 were paid. For the period following the appointment (Nov. 21, 2023 – Dec. 31, 2023), the second deferred installment of 198 shares (Won 25 million) was paid. Furthermore, for the year 2024, a lump-sum payment of Won 200 million and the first deferred installment of 1,147 shares (Won 144 million) were paid.

-  The short-term performance evaluation index for the period after his appointment as the CEO and Chairman consisted of quantitative indicators (including ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, RORWA, Tier 1 ratio, and C/I ratio), as well as non-quantitative results (such as improving the core competitiveness of the Group, enhancing its core businesses, expanding new growth drivers, innovating both physical and digital channels, advancing the Group’s operating model through technology and human capital, and strengthening customer value creation and the foundation for sustainable growth). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of base salary.

-  With respect to the quantitative indicators, the Group’s net profit for 2024 was Won 5,078.2 billion, primarily due to well-managed asset qualities and cost efficiencies. Such results, among others, were considered to be major achievements that were reflected in the performance evaluation.

-  The short-term performance evaluation index for the period prior to his appointment as the CEO and Chairman was based on his role as Vice Chairman. These consisted of quantitative metrics related to the Group, Individual Customer, WM/Pension, and SME segments, as well as qualitative metrics linked to strategic management initiatives. The key achievements that were considered included: surpassing 12 million MAU for our flagship platform (Star Banking), solidifying our market leadership in retirement pensions, and expanding our wealth management (WM) client base. The final payment amount is determined within a range of 0% to 120% of the base salary, depending on the achievement level of each respective task.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

-  Regarding long-term performance-based compensation, the second deferred installment of 878 shares (Won 111 million) was paid for the period prior to his appointment as the CEO and Chairman (Jan. 1, 2023 – Nov. 20, 2023). Additionally, the third deferred installment of 2,187 shares (Won 275 million) for the 2021–2022 performance period was paid.

-  Long-term performance evaluation index consists of Relative Total Shareholder Return (Relative TSR), group performance, and individual performance. Long-term performance-based compensations are calculated within a range of 0% to 100% of the annual base salary, depending on the achievement level of each respective indicator.

-  Regarding the performance evaluation index, Relative TSR accounts for share price fluctuations compared to peer groups during the performance evaluation contract period. Group and individual performance results are reflected by calculating the arithmetic mean of annual performance evaluation results throughout the relevant period.

		Stock options	—	- Not applicable
		Other earned income	2	- Other employee benefits
	Retirement income		—	- Not applicable
	Other income		—	- Not applicable
Bong Joong Kwon	Earned income	Salary	230

-  A monthly salary was paid in equal monthly installments in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

		Bonus	1,032

-  The bonus paid in 2025 consisted of Won 322 million in short-term performance-based compensation and Won 710 million in long-term performance-based compensation.

- Regarding short-term performance-based compensation, a lump-sum payment of Won 115 million was paid for the year 2024. Additionally, the third deferred installment from 2022 of 570 shares (Won 72 million), the second deferred installment from 2023 of 637 shares (Won 80 million), and the first deferred installment from 2024 of 439 shares (Won 55 million) were paid.

-  The short-term performance evaluation criteria for 2024 consisted of qualitative indicators linked to key management objectives in his role as Head of Investor Relations, which were comprehensively reviewed by the Evaluation and Compensation Committee. The amount of the short-term incentive payment was determined within a range of 0%-120% of the base salary.

- Key achievements considered for 2024 included executing market-friendly IR and shareholder meeting processes, enhancing market confidence through accurate and transparent disclosures, improving external credit ratings management and supporting management decision-making through timely market feedback.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

-  Regarding the long-term performance-based compensation, a lump-sum payment of 4,289 shares (Won 374 million) was paid for the 2023–2024 performance period. Additionally, the first deferred installment of 1,429 shares (Won 180 million) for the same period and the third deferred installment of 1,239 shares (Won 156 million) for the 2021–2022 period were paid.

-  The long-term performance evaluation criteria consisted of relative total shareholder return (relative TSR), the Group’s performance, and individual performance results. The amount of the long-term incentive payment was determined based on the achievement level of each indicator and was within a range of 0%-100% of the base salary.

-  With respect to the long-term performance evaluation, the relative total shareholder return was calculated based on changes in the Group’s share price relative to the average share price of its competitors during the evaluation period, while the Group’s performance and individual performance results were determined based on the arithmetic average of annual performance evaluations.

		Stock options		- Not applicable

		Other earned income	32	- Other employee benefits

	Retirement income		96

-  In accordance with the Regulations on the Management of Executive Officers, a severance payment is paid in an amount equal to one-twelfth (1/12) of the base annual salary at the time of retirement, multiplied by a payout rate based on the years of service (one for each year of service).

	Other income			- Not applicable

Seung Ho Kang	Earned income	Salary	122	- The amount paid in accordance with the monthly payroll schedule

		Bonus	112	- Performance-based compensation for the 2025 fiscal year and payouts for unused annual leave, among others.

		Stock options		- Not applicable

		Other earned income	12	- Other employee benefits

	Retirement income		290	- Standard severance pay paid in accordance with relevant laws and the Regulations on Compensation and Retirement Benefits.

	Other income			- Not applicable

Dae Hwan Lim	Earned income	Salary	260

-  A monthly salary was paid in equal monthly installments in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method

	Bonus	192

-  The bonus paid in 2025 consisted of Won 192 million in short-term performance-based compensation

-  Regarding short-term performance-based compensation, a lump-sum payment of Won 130 million was paid for the year 2024. Additionally, the first deferred installment of 496 shares (Won 62 million) for the same period was paid.

-  The 2024 short-term performance index consisted of qualitative metrics linked to strategic management initiatives in the individual’s capacity as the Compliance Officer. The final payout amount was determined within a range of 0% to 120% of the base salary based on a comprehensive evaluation by the Evaluation and Compensation Committee.

-  Key achievements considered include the minimization of legal risks by establishing an agile legal advisory system in response to the changing financial environment of 2024. In addition, significant weight was given to the digitalization of internal control processes, the restructuring of the holding company’s internal control framework, and the strengthening of internal control capabilities through the inspection and supervision of Group Anti-Money Laundering (AML) and financial consumer protection sectors.

	Stock options		- Not applicable

	Other earned income	29	- Other employee benefits

	Retirement income	43

-  In accordance with the Regulations on the Management of Executive Officers, a severance payment is paid in an amount equal to one-twelfth (1/12) of the base annual salary at the time of retirement, multiplied by a payout rate based on the years of service (one for each year of service).

	Other income		- Not applicable

5.5.	Stock-based Compensation

5.5.1. Stock-Linked Cash Compensation (Phantom Stock)

Pursuant to the Group’s director compensation regulations and executive officer management regulations, the Evaluation and Compensation Committee determines various aspects of the performance evaluation and compensation of the Group’s management, and establishes and evaluates the performance evaluation and compensation criteria for management on an annual basis through its committee resolutions. The short-term performance bonuses (annual evaluation) and long-term performance bonuses (multi-year cumulative evaluation) that were determined on the basis of such evaluation results are paid and operated in the form of cash compensation and stock compensation (performance-linked shares, restricted stock).

A portion (40 to 60%) of the short-term bonus is paid in cash immediately, while the remaining portion (60 to 40%) is converted to restricted stocks and paid on a deferred basis. The long-term bonus is granted as performance-linked shares based on a cumulative evaluation covering two years of performance (three years for the CEO). A portion of such performance-linked shares is paid in cash in an amount corresponding to the stock value, while the remaining portion is converted to restricted stocks and paid on a deferred basis, similar to the short-term performance bonuses. The deferred portions of the short-term and long-term performance bonuses are paid in cash, reflecting the stock price (fair market value) at the time of the deferred payment.

5.5.2. Changes in the Amounts of Stock-based Compensation

5.5.2.1 Long-Term Performance Compensation

			(Unit: Number of shares, except number of recipients)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Number of Recipients(1)(2)	12	13	11
Number of Performance-Linked Shares Granted(2)(3)	37,628	73,213	97,995
Number of Performance-Linked Shares Paid During the Period (a+b)(4)	41,877	69,947	136,045
a. Number of Shares for Stock-Linked Cash Compensation	20,406	33,431	63,934
b. Number of Shares Converted to Restricted Stocks to be Paid on a Deferred Basis	21,471	36,516	72,111
Evaluation Adjustment	(684)	(4,146)	(839)
Cumulative Number of Performance-Linked Shares Paid (Sum of Stock-Linked Cash Compensation and Restricted Stock Conversion)(5)	247,869	242,463	216,889
Number of Unpaid Performance-Linked Shares(3)(6)	142,660	147,593	148,473

Notes: (1)	Based on the beneficiaries reported to the tax office pursuant to Article 20 of the Income Tax Act of Korea.

(2)	Based on the number of individuals who entered into stock-based compensation agreements each year and the number of shares scheduled to be granted according to such agreements.

(3)	Adjusted based on the period of employment during the performance-linked share grant period.

(4)

Represents the final number of shares determined after adjustments based on evaluation results. According to the Act on the Corporate Governance of Financial Companies, a portion (40 to 60%) is paid as stock-linked cash compensation applying the stock price (fair market value) at the end of the evaluation period, while the remainder (60 to 40%) is converted to restricted stocks and paid on a deferred basis for one year from the end of the evaluation period or one year after retirement, and then paid over three years applying the stock price (fair market value) at the time of each deferred payment.

(5)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

(6)	Represents the number of shares granted at the end of the year minus the actual number of shares paid.

5.5.2.2. Restricted Stock

	(Unit: Number of shares, except number of recipients)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Number of Payment Recipients	21	26	23
Number of Shares Confirmed for Deferral(1)	43,076	64,997	113,124
Number of Shares Paid(1)	75,896	73,878	66,512
Cumulative Number of Shares Paid(3)	216,286	198,824	188,802
Number of Unpaid Shares(1)	128,933	161,753	170,634

Notes: (1)	Based on the number of restricted stocks confirmed based on the period of employment and the resolutions of the Evaluation and Compensation Committee.

(2)

Restricted stock is paid in cash reflecting the stock price (fair market value) at the time of each deferred payment, after one year from the end of the evaluation period or one year after retirement, over three years.

(3)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

5.6.	Affiliated Companies

5.6.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2025 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) KB Life Insurance Co., Ltd. (100.00%)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Real Estate Trust Co., Ltd. (100.00%)

9) KB Savings Bank Co., Ltd. (100.00%)

10) KB Investment Co., Ltd. (100.00%)

11) KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2025 and March 13 2026, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 13 2026 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of December 31, 2025 and March 13 2026, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 13 2026 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Hwan Ju Lee	October 1964	Non-standing Director	4,131	March 25, 2027

Note:	(1) The date designated as Mr. Hwan Ju Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2026, which is expected be held in March 2027.

6.3.	Non-executive Directors

As of December 31, 2025 and March 13 2026, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 13 2026 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Whajoon Cho	February 1957	Non-executive Director	—	March 25, 2026
Jungsung Yeo	April 1960	Non-executive Director	—	March 25, 2026
Jaehong Choi	August 1962	Non-executive Director	—	March 25, 2026
Eun Young Chah	October 1962	Non-executive Director	—	March 25, 2027
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung-Yong Kim	March 1966	Non-executive Director	—	March 25, 2026
Sun Yeop Kim	November 1969	Non-executive Director	—	March 25, 2027

Appointment of Directors to be proposed at the annual general meeting of shareholders

The following is a list of the non-standing director and non-executive director candidates, as of March 13, 2026, to be proposed to shareholders at the annual general meeting of shareholders for fiscal year 2025. If such proposal is rejected at the upcoming annual general meeting of shareholders, KB Financial Group will disclose such matter through a separate amendment filing. For more information regarding the annual general meeting of shareholders and agenda items, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 6, 2026.

Name	Date of Birth	Nominated Position	Expected Date of Appointment
Whajoon Cho (Re-appointment)	February 1957	Audit Committee Member and Non-executive Director	March 26, 2026
Jaehong Choi (Re-appointment)	August 1962	Non-executive Director	March 26, 2026
Myong-Hwal Lee (Re-appointment)	May 1964	Non-executive Director	March 26, 2026
Sung-Yong Kim (Re-appointment)	March 1966	Audit Committee Member and Non-executive Director	March 26, 2026
Jeong Ho Seo (New appointment)	August 1969	Audit Committee Member and Non-executive Director	March 26, 2026

6.4.	Senior Management

Members of our senior management as of March 13, 2026 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Strategy Officer	3,010	December 31, 2026
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global, Wealth Management and Corporate Finance	2,119	December 31, 2026
Sung Hyun Kim	August 1963	Senior Executive Vice President and Chief Business Officer of Corporate Investment Banking and Capital Markets	20,468	December 31, 2026
Young Suh Cho	February 1971	Executive Vice President and Deputy Chief Strategy Officer	2,000	December 31, 2026
Seok Mun Choi	August 1968	Executive Vice President and Chief Ethics and Compliance Officer	1,973	December 31, 2027
Keoung Nam Kim	August 1967	Senior Managing Director and Head of the ESG Division	2,647	December 31, 2026
Sang Rok Na	August 1972	Senior Managing Director and Chief Financial Officer	1,373	December 31, 2026
Hong Sun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	2,122	December 31, 2026
Young Gi Seo	August 1965	Senior Managing Director and Vice Head of KB Research	—	December 31, 2026
Young June Park	November 1969	Senior Managing Director and Head of Audit Department	854	December 31, 2026

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Hee Seung Yun	April 1974	Managing Director and Chief Business Officer of Insurance	980	December 31, 2026
Dong Wook Joo	July 1975	Managing Director and Chief Human Resources Officer	467	December 31, 2027
Seung Ho Kang	November 1975	Managing Director and Head of Secretariat	758	December 31, 2027
Sun Hyun Park	June 1970	Chief Consumer Protection Officer	2,517	December 31, 2027
Jin Young Park	September 1972	Chief Public Relation Officer	2,694	December 31, 2026
Hyoung Joo Park	July 1971	Head of AI • DT Initiative Division	788	December 31, 2026
Sang Won Oh	December 1967	Head of the IT Division	1,278	December 31, 2026
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	200	December 31, 2026
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	456	December 31, 2026
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	707	December 31, 2026
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	1,215	December 31, 2026
Jae Yong Lee	June 1968	Head of Information Security Department	986	December 31, 2026

Note:

(1)   The numbers of common shares owned are as of March 13, 2026 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 13, 2026, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Hwan Ju Lee	Kookmin Bank	Chief Executive Officer	January 2025
Keoung Nam Kim	Kookmin Bank	Head of the ESG Division	July 2025
Sun Hyun Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2026
Jin Young Park	Kookmin Bank	Senior Executive Vice President, Brand & PR Group	January 2026
Hyoung Joo Park	Kookmin Bank	Head of AI • DT Initiative Division	January 2026
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Group	January 2024
Kyeong Jong Lee	Kookmin Bank	Managing Director, Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Jae Yong Lee	Kookmin Bank	Managing Director, Head of Information Security Department	August 2022
Young Suh Cho	KB Securities	Non-standing Director	February 2026
Sang Rok Na	KB Insurance	Non-standing Director	February 2025
Hee Seung Yun	KB Asset Management	Non-standing Director	February 2026

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2025.

(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)	Total Amount of Compensation(3)	Average Compensation per Person(4)
144	3 years and 8months (17 years and 10months)	28,098(5)	197(5)

Notes: (1)	Includes all employees as of December 31, 2025, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2025 to December 31, 2025.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2025 to December 31, 2025, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

(5)

The total amount of compensation paid from January 1, 2025 to December 31, 2025 includes special bonuses for the fiscal year 2024. Excluding such special bonuses, the average compensation per employee amounts to Won 178 million.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2025.

		(Unit: in millions of Won)
Number of Executive Officers(A)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
13	5,420	429

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2025, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	33,107,971	8.68
Capital Research and Management Company (2)	31,543,611	8.27
JP Morgan Chase Bank, N.A.(3)	20,492,038	5.37
BlackRock Fund Advisors(4)	25,050,939	6.02

Notes: (1)	Based on 381,462,103 shares of our common stock issued as of December 31, 2025.
(2)

The above number of shares and the percentage of total issued shares held by Capital Research and Management Company are as of September 30, 2025 and are based on disclosure made by Capital Research and Management Company in a statement of    acquisition filing on October 14, 2025. Prior to September 30, 2025, such shares had previously been held by The Capital Group    Companies, Inc.

(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(4)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on the disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21
Korean National Pension Service	December 31, 2024	33,095,691		8.41
Korean National Pension Service	March 31, 2025	32,919,773		8.37
Korean National Pension Service	June 30, 2025	33,064,648		8.40
Korean National Pension Service	August 11, 2025	31,844,527		8.35
Korean National Pension Service	September 30, 2025	31,601,545		8.28
Korean National Pension Service	November 14, 2025	32,666,149		8.56
Korean National Pension Service	December 31, 2025	33,107,971		8.68

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.

(2)	Total number of shares of common stock issued as of the following dates:

      From October 19, 2016 to December 12, 2019: 418,111,537

      From December 12, 2019 to February 14, 2022: 415,807,920

      From February 14, 2022 to August 1, 2022: 412,352,494

      From August 1, 2022 to April 4, 2023: 408,897,068

      From April 4, 2023 to August 14, 2024: 403,511,072

      From August 14,2024 to May 15, 2025: 393,528,423

      After May 15, 2025: 381,462,103(However, the number of shares and the percentage of total issued shares of the Korean National Pension Service as of June 30, 2025 are based on the shareholder registry as of May 12, 2025, or 393,528,423 shares.)

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.

(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of December 31, 2025)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	83,131
Kookmin Bank	7,380,988
KB Securities Co., Ltd.	75,039
KB Insurance Co., Ltd.	852,180
KB Kookmin Card Co., Ltd.	699,117
KB Life Insurance Co., Ltd.	21,118
KB Asset Management Co., Ltd.	17,715
KB Capital Co., Ltd.	142,638
KB Real Estate Trust Co., Ltd.	21,352
KB Savings Bank Co., Ltd.	17,715
KB Investment Co., Ltd.	3,977
KB Data Systems Co., Ltd.	62,109
KB Credit Information Co., Ltd.	11,992
KB Fund Partners Co., Ltd.	22,897
Others(1)	33,591

Total	9,445,559

Note:	(1)	Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of December 31, 2025)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	584,934,967	3,852,166
KB Securities Co., Ltd.	298,620,424	100	3,342,391	76,461,426	673,856
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	45,377,597	778,228
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	30,235,710	330,226
KB Life Insurance Co., Ltd.	16,201,518	100	2,795,367	35,585,902	139,329
KB Asset Management Co., Ltd.	7,667,550	100	96,312	697,405	120,203
KB Capital Co., Ltd.	32,175,147	100	873,811	18,163,063	235,219
KB Real Estate Trust Co., Ltd.	21,616,085	100	271,553	1,124,017	(78,685)
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,219,824	(4,834)
KB Investment Co., Ltd.	22,525,328	100	154,910	1,675,994	57,918
KB Data Systems Co., Ltd.	800,000	100	6,334	85,289	7,586

Total	—	—	26,867,817	—	—

Note: (1)	Based on each affiliate’s financial statements prepared in accordance with K-IFRS

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	7.840%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	7.412%(1)	September 24, 2045 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	6.822%(1)	September 25, 2050 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	3.166%	July 10, 2026

Note: (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	3.165%	March 6, 2026

Note:  (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	3.165%	March 6, 2026

Note: (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	3.166%	July 10, 2026

Note: (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	3.109%	December 18, 2026

Note: (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	3.166%	July 10, 2025

Note: (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	3.166%	July 10, 2026

Note: (1) Unsecured credit loans

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2025	March 5, 2026 (Audit Committee) March 5, 2026 (Board of Directors) March 26, 2026 (General Meeting of Shareholders (Expected))	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2024	March 4, 2025 (Audit Committee) March 4, 2025 (Board of Directors) March 26, 2025 (General Meeting of Shareholders)	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2023	March 5, 2024 (Audit Committee) March 5, 2024 (Board of Directors) March 22, 2024 (General Meeting of Shareholders)	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2025	March 5, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2023	March 5, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
January 1 to December 31, 2025	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 13, 2026	By: /s/ Sang Rok Na

(Signature)

	Name:	Sang Rok Na

	Title:	Senior Managing Director and Chief Financial Officer